UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

ReNew Energy Global plc

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7500M104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Sumitomo Mitsui Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,258,052(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,258,052(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,258,052(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.57%(2)
12	TYPE OF REPORTING PERSON (See Instructions) FI

1.	Reflects 7,258,052 Class A Ordinary Shares held by various investment vehicles for which TT International Asset Management serving as investment manager.
2.

Based upon 282,469,171 Class A Ordinary Shares outstanding as of March 31, 2022, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on July 25, 2022.

CUSIP No. G7500M104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS SMBC Asset Management Services (UK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,258,052(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,258,052(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,258,052(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.57%(2)
12	TYPE OF REPORTING PERSON (See Instructions) FI

1.	Reflects 7,258,052 Class A Ordinary Shares held by various investment vehicles for which TT International Asset Management serving as investment manager.
2.	Based upon 282,469,171 Class A Ordinary Shares outstanding as of March 31, 2022, according to the Form 20-F filed by the Issuer with the SEC on July 25, 2022.

CUSIP No. G7500M104	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS TT International Asset Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,258,052(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,258,052(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,258,052(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.57%(2)
12	TYPE OF REPORTING PERSON (See Instructions) FI

1.	Reflects 7,258,052 Class A Ordinary Shares held by various investment vehicles for which TT International Asset Management serving as investment manager.
2.	Based upon 282,469,171 Class A Ordinary Shares outstanding as of March 31, 2022, according to the Form 20-F filed by the Issuer with the SEC on July 25, 2022.

Item 1.

(a)	Name of Issuer.

ReNew Energy Global plc

(b)	Address of Issuer’s Principal Executive Offices.

C/O Vistra (UK) Ltd 3rd Floor, 11-12 St James’s Square, London SW1Y 4LB

Item 2.

(a)	Name of Person Filing.

This Statement on Schedule 13G is being filed by Sumitomo Mitsui Financial Group, Inc. (“SMFG”), SMBC Asset Management Services (UK) Ltd (“SMBCAM”), and TT International Asset Management Ltd. (“TTIAM”), (together, the “Reporting Persons”) with respect to the Class A Ordinary Shares held by various investment vehicles for which TTIAM serves as investment manager (the “Investment Vehicles”). TTIAM is a wholly-owned subsidiary of SMBCAM, which is a wholly-owned subsidiary of SMFG. The Investment Vehicles hold in the aggregate 7,258,052 Class A Ordinary Shares, which represent 2.57% of the issued and outstanding Class A Ordinary Shares. None of the Investment Vehicles holds more than 5% of the issued and outstanding Class A Ordinary Shares.

(b)	Address of Principal Business Office or, if none, Residence.

SMFG

1-2 Marunouchi, 1-chome, Chiyoda-Ku, Tokyo, Japan

SMBCAM

100 Liverpool Street, London, United Kingdom

TTIAM

62 Threadneedle Street, London, United Kingdom

(c)	Citizenship.

SMFG is organized under the laws of Japan. SMBCAM and TTIAM are organized under the laws of the United Kingdom.

(d)	Title of Class of Securities.

Class A Ordinary Shares

(e)	CUSIP Number.

G7500M104

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: SMFG is a bank holding company registered with the Japan Financial Services Agency (JFSA). SMBCAM is a parent holding company holding 100% of the shares of TTIAM, which is an investment adviser registered with the UK Financial Conduct Authority (UKFCA).

Item 4.	Ownership.

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

As of December 31, 2022, TTIAM indirectly beneficially owns 7,258,052 Class A Ordinary Shares held by Investment Vehicles for which TTIAM serves as investment manager.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to holding companies and investment advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

***

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February [13], 2023

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiro Yoshimura
	Name:	Masahiro Yoshimura
	Title:	Managing Director of Business Development Department

SMBC Asset Management Services (UK) Limited

By:	/s/ Saburo Yoshida
	Name:	Saburo Yoshida
	Title:	Director

TT International Asset Management Ltd

By:	/s/ Peter M. Fox
	Name:	Peter M. Fox
	Title:	Chief Compliance Officer